UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 22, 2021

SHORE BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Maryland	000-22345	52-1974638
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

18 E. Dover St., Easton, Maryland	21601
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (410) 763-7800

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	SHBI	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as deﬁned in Rule 405 of the Securities Act of 1933(§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised ﬁnancial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

ITEM 5.07.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

On October 22, 2021, Shore Bancshares, Inc., a Maryland corporation (the “Company”), held a special meeting of its shareholders (the “Special Meeting”) to consider and vote upon (i) a proposal to approve the merger of Severn Bancorp, Inc., a Maryland corporation (“Severn”), with and into the Company, with the Company as the surviving corporation (the “Proposed Transaction”), and the issuance of shares of the Company’s common stock to the shareholders of Severn pursuant to that certain Agreement and Plan of Merger, dated as of March 3, 2021 (the “Merger Agreement”), by and between the Company and Severn, and (ii) a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Special Meeting to approve the Proposed Transaction and the issuance of shares of the Company’s common stock in connection with the Proposed Transaction. As described below, there were sufficient shares of the Company’s common stock present in person or by proxy and voted at the Special Meeting in favor of the first proposal, and as a result, the adjournment proposal was not considered or voted upon at the Special Meeting. The following are the voting results of the Special Meeting.

On September 3, 2021, the record date for the Special Meeting, there were 11,752,990 shares of the Company’s common stock issued, outstanding and entitled to vote. Shareholders holding 8,672,494 shares of Company common stock were present at the Special Meeting, in person or represented by proxy.

1.	Approval of the Proposed Transaction and the Issuance of Shares of the Company’s Common Stock*

For	Against	Abstain	Broker Non-Votes
8,063,999	606,879	1,615	-

*The affirmative vote of at least a majority of the outstanding shares of Company common stock was required to approve this proposal. Abstentions and broker non-votes were not counted as votes cast, but were treated as present for quorum purposes.

ITEM 7.01.	REGULATION FD DISCLOSURE.

On October 22, 2021, the Company was informed by Severn that Severn’s shareholders approved (i) the Merger Agreement and the Proposed Transaction (the "Merger Proposal"), and (ii) the compensation payable to the named executive officers of Severn in connection with the Proposed Transaction (the "Compensation Proposal"), at a special meeting of its shareholders held on October 22, 2021.

On October 22, 2021, the Company and Severn issued a joint press release announcing that, at special meetings of their respective shareholders held on October 22, 2021, the Company's shareholders approved the Proposed Transaction and the issuance of shares of the Company’s common stock to Severn shareholders pursuant to the Merger Agreement, and Severn's shareholders approved the Merger Proposal and the Compensation Proposal. Subject to customary closing conditions, the Proposed Transaction is expected to be consummated effective as of October 31, 2021. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K (this “Current Report”).

Information contained in Item 7.01 of this Current Report, including Exhibit 99.1, shall not be deemed filed for the purposes of the Securities Exchange Act of 1934, as amended, nor shall such information and exhibit be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

ITEM 9.01.	FINANCIAL STATEMENTS AND EXHIBITS.

(d) Exhibits

Exhibit
Number

99.1	Press release, dated October 22, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SHORE BANCSHARES, INC.

Dated: October 22, 2021	By:	/s/ Lloyd L. Beatty, Jr.
Lloyd L. Beatty, Jr.
President and Chief Executive Officer